SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934
                                (Amendment No. 3)

Filed by the Registrant [ ]

Filed by a party other than the Registrant

Check the appropriate box:

[ ]  Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[X]  Definitive Additional Materials

[ ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                       REAL ESTATE ASSOCIATES LIMITED III

                (Name of Registrant as Specified in Its Charter)

                              BOND PURCHASE, L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]  No fee required

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transactions applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total Fee paid:

[ ]  Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount previously paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing party:

     (4)  Date filed:

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                                 AMENDMENT NO. 3
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                             REAL ESTATE ASSOCIATES
                                   LIMITED III
                                       by
                              BOND PURCHASE, L.L.C.
                                  May 25, 2001

   Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"), hereby amends its Solicitation of Consents dated March 13, 2001, as amended (the "Solicitation"), by which Bond Purchase is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners"), of Real Estate Associates Limited III, a California limited partnership (the "Partnership"), to remove the current general partners and to continue the Partnership and elect New G.P., L.L.C., ("New G.P."), a Missouri limited liability company, as the new general partner of the Partnership. New G.P. is an affiliate of Bond Purchase. The election of New G.P. as a general partner is conditioned upon the approval of the removal of the current general partners.

   Listed below is updated information regarding the Partnership based upon the Form 10-Q filed by the Partnership for the quarter ended March 31, 2001. Although Bond Purchase has no information that any statements contained in this section are untrue, Bond Purchase has not independently investigated the accuracy of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

     o As of March 31, 2001, the amount of cash on hand has increased to $5,680,416.

     o The current general partners have received $32,000 in management fees and $3,600 as reimbursement for administrative costs for the three months ended March 31, 2001.

   Bond Purchase is aware that there may be some confusion with respect to two issues that have been raised in items sent by Bond Purchase to the Limited Partners in the past couple of months. The following attempts to clarify this potential confusion.

     o Prior to May 11, 2001, Bond Purchase was working without a proxy solicitation firm. Without their advice, our original mailing to unitholders on March 13, 2001 inadvertently was mailed with "Real Estate Associates Limited III" above Bond Purchase's address in the return address portion of the envelope that Bond Purchase provided Limited Partners to return their consent.

     o Due to Bond Purchase's most recent letter to the limited partners, some Limited Partners may have been confused and believed that Casden Properties Inc. ("Casden") is a general partner of the Partnership when in fact Casden is not a general partner of the Partnership. However, Casden does own 95.25% of the economic interest in NAPICO, one of the two general partners of the Partnership, with the balance owned by Casden Investment Corporation ("CIC"). CIC, which is wholly owned by Alan I. Casden, owns 95% of the voting common stock of NAPICO. Coast Housing Investment Associates, a California limited partnership, is the other general partner of the Partnership.

   The Consents are solicited upon the terms and subject to the conditions of the original Solicitation of Consents dated March 13, 2001, as amended, and the accompanying form of Consent. This Amendment No. 3 and the accompanying form of Consent of Limited Partners are first being mailed to Limited Partners on or about May 25, 2001.

CONSENTS SHOULD BE DELIVERED TO BOND PURCHASE AND NOT TO THE PARTNERSHIP.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS SOLICITATION OF CONSENTS EXPIRES NO LATER THAN 11:59 P.M. CENTRAL STANDARD TIME ON THURSDAY, MAY 31, 2001, UNLESS EXTENDED.

                               (Form of Consent)
                       Real Estate Associates Limited III
              a California Limited Partnership (the "Partnership")

                           CONSENT OF LIMITED PARTNER

          THIS CONSENT IS SOLICITED ON BEHALF OF BOND PURCHASE, L.L.C.

LIMITED PARTNERS WHO RETURN A SIGNED CONSENT BUT FAIL TO INDICATE THEIR APPROVAL OR DISAPPROVAL AS TO ANY MATTER WILL BE DEEMED TO HAVE VOTED TO APPROVE SUCH
MATTER.  THIS  CONSENT  IS  VALID  FROM THE DATE OF ITS  EXECUTION  UNLESS  DULY
REVOKED.

The undersigned has received the Consent Solicitation Statement dated March 13, 2001 as amended April 30, 2001, ("Consent Solicitation Statement") by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase."), seeking the approval by written consent of the following proposals:

(1)  the  removal  of  the  current  general  partners,   National   Partnership
Investments Corp., a California corporation and Coast Housing Investments Associates, a California limited partnership; and

(2) the continuation of the Partnership and the election of New G.P. as the new general partner of the Partnership (which is conditioned on the approval of proposal (1) above).

Each of the undersigned, by signing and returning this Consent, hereby constitutes and appoints Bond Purchase, acting through its officers and employees as his or her attorney-in-fact for the purposes of executing any and all documents and taking any and all actions required under the Partnership Agreement in connection with this Consent and the Consent Solicitation Statement or in order to implement an approved proposal; and hereby votes all limited partnership interests of the Partnership held of record by the undersigned as follows for the proposals set forth above, subject to the Consent Solicitation Statement.

            Proposal                            FOR       AGAINST       ABSTAIN

1. Removal of General Partners                  [ ]         [ ]           [ ]

2. Continuation of the Partnership  and         [ ]         [ ]           [ ]
   election of new general partner,  New G.P.

(Please sign exactly as your name appears on the Partnership's records. Joint owners should each sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others acting in representative capacity should indicate the capacity in which they sign and should give FULL title, and submit appropriate evidence of authority to execute the Consent)


                                            Dated: _______________________, 2001
                                                 (Important - please fill in)
[Limited Partner Name,
address and units held]
                              ___________________________________Signature/Title

                              ___________________________________Signature/Title

                              __________________________________Telephone Number